

Mail Stop 3561

August 2, 2017

<u>Via Email</u>
Mr. Eric R. Slusser
Executive Vice President and Chief Financial Officer
Express Scripts Holding Company
One Express Way
St Louis, MO 63121

      **Re:    Express Scripts Holding Company**
              **Form 10-K for the year ended December 31, 2016**
              **Response Dated June 26, 2017**
              **File No. 1-35490**

Dear Mr. Slusser:

We have reviewed your June 26, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2017 letter.

Form 10-K for the year ended December 31, 2016
Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 34

1. We acknowledge your response to comment 2. You state that one client may prefer to keep a greater percentage of rebates and compensate you for your services through greater administrative fees, while another client may prefer to keep a smaller percentage of rebates in exchange for reduced administrative fees. You also have disclosed that tangible product revenues represent 98.3% of revenue. Please tell us if these administrative fees are included in the noted tangible product revenue, and if so why, or are a component of service revenues which appear to represent 1.7% of revenue.

Schedule II – Valuation and Qualifying Accounts

2. We acknowledge your response to comment 4. You indicate that you do not believe that your contractual allowances for certain receivables from third-party payors and for certain rebates receivable with manufacturers represent reserves for credit losses and therefore they are not subject to the guidance in Rule 12-09 of Regulation S-X. Please explain to us why you believe that only reserves for credit losses are considered valuation and qualifying accounts and reserves under Rule 12-09 of Regulation S-X. Also, tell us how you considered paragraph 34 of CON 6 in reaching your conclusion. In addition, tell us the amount of your gross rebates receivable which are included in receivables, net and why you have not disclosed this amount pursuant to Rule 5-02.3 of Regulation S-X.

You may contact Linda Cvrkel at (202) 551-3183 or me at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551- 3959 or James Lopez, Legal Branch Chief at (202) 551-3536 with any other questions.

Sincerely,

/s/ Joel Parker

Joel Parker,
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining